Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION CONFIRMS CDN $0.02 CASH DIVIDEND
PAYABLE MAY 15, 2015

(Calgary, April 9, 2015) – Pengrowth Energy Corporation today announced that its May 15, 2015 cash dividend will be Cdn $0.02 per common share. The ex-dividend date is April 20, 2015. The dividend will be payable to all shareholders who hold Pengrowth shares at the close of business on the record date of April 22, 2015.

The dividend of Cdn $0.02 per common share is equivalent to approximately U.S. $0.016 per common share using a Canadian/U.S. dollar exchange rate of Cdn $1.00:U.S. $0.795. The actual U.S. dollar equivalent of the dividend will be based upon the actual Canadian/U.S. dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes for U.S. residents who hold their Pengrowth shares in taxable accounts.

The above dividend has been designated as an “eligible dividend” for Canadian income tax purposes. Pengrowth’s dividends are also considered “qualified dividends” for U.S. income tax purposes.

Pengrowth’s Board of Directors and management regularly review the level of dividends. Pengrowth’s Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements and the availability of debt and equity capital. Dividends can and may fluctuate in the future as a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com